Neuraxis, Inc.

11550 N. Meridian Street, Suite 325

Carmel, IN 46032

August 4, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549

Attention: Cindy Polynice

Re:	Neuraxis, Inc.
Registration Statement on Form S-1
File No. 333-269179

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Neuraxis, Inc. (the “Company”) hereby requests the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-269179) (the “Registration Statement”) so that it will become effective on August 8, 2023, at 5:00 p.m., Eastern Time, or as soon thereafter as practicable.

Very truly yours,

Neuraxis, Inc.

By:	/s/ Brian Carrico
Name:	Brian Carrico
Title:	Chief Executive Officer